Exhibit 99.1

	Quarter ended March 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Earnings:
Total earnings before taxes	$16,688,910	$46,759,150	$46,936,242	$4,982,503	$13,572,029	$20,994,436
Fixed Charges:
Interest and fees paid in connection with borrowed funds	$8,709,985	$23,751,990	$15,886,511	$9,830,877	$11,266,712	$15,770,385

Earnings available to cover fixed charges	$25,398,895	$70,511,140	$62,822,753	$14,813,380	$24,838,741	$36,764,821

Ratio of earnings to fixed charges	2.92	2.97	3.95	1.51	2.20	2.33